Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 24, 2019	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports First Quarter Results
Currency Translation Offsets Underlying Sales Growth

MINNEAPOLIS (April 24, 2019) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 29, 2019.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 29, 2019	Mar 30, 2018	% Change
Net Sales	$404.9	$406.3	(0)%
Operating Earnings	104.5	111.7	(6)%
Net Earnings	86.7	85.5	1%
Diluted Net Earnings per Common Share	$0.51	$0.49	4%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$80.1	$84.1	(5)%
Diluted Net Earnings per Common Share, adjusted	$0.47	$0.48	(2)%
(1) Excludes impacts of excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

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Changes in currency translation rates offset modest underlying growth in sales compared to last year. At consistent currency rates, sales increased by 2 percent, driven by Process segment growth, while sales in other segments were flat.

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Gross margin rate for the quarter decreased by 1 percentage point compared to the first quarter last year. Changes in currency translation rates accounted for approximately half of the decrease, and the impact of price changes partially offset the adverse impacts of higher material costs and product and channel mix.

•	Total operating expenses increased modestly, with increases in new product development and product launch expenses.

•	The effective income tax rate decreased 6 percentage points due to an increase in excess tax benefits from option exercises and other non-recurring tax benefits.

“On a constant currency basis, the Company achieved low single-digit organic sales growth. This was below our expectations but we remain cautiously optimistic regarding the balance of the year,” said Patrick J. McHale, Graco's President and CEO. “Price-change implementation is on track, and the full effect of increases instituted in the first quarter will be realized in future operating results. In addition, we anticipate the revenue and profitability for Contractor Americas will improve as new products released late in the first quarter make their way into the market in Q2.”

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Consolidated Results

Sales for the quarter were down slightly from the comparable period last year, with increases of 5 percent in the Americas offset by decreases of 2 percent in EMEA (increase of 5 percent at consistent translation rates) and 12 percent in Asia Pacific (decrease of 8 percent at consistent translation rates). In Asia Pacific, increases in Process and Contractor segment sales partially offset a decrease in Industrial segment sales. Changes in currency translation rates decreased worldwide sales by approximately $11 million (2 percentage points).

Gross profit margin rate for the quarter decreased by 1 percentage point from the comparable period last year. Changes in currency translation rates accounted for approximately half of the decrease, and the impact of price changes partially offset the adverse impacts of higher material costs and product and channel mix. The full impact of price changes implemented in the first quarter will be realized as the year progresses.

Total operating expenses for the quarter increased $1 million (1 percent) compared to last year. Product development expense increased 8 percent as the Company continued to invest to launch products and drive future sales.

The effective income tax rate was 14 percent for the quarter, down 6 percentage points from the comparable period last year. The decrease was primarily due to an increase in excess tax benefits related to stock option exercises and non-recurring benefits from other tax planning activities.
Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the Segment Information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Industrial	Process	Contractor
Net Sales (in millions)	$189.1	$86.9	$128.9
Percentage change from last year
Sales	(3)%	9%	(2)%
Operating earnings	(6)%	13%	(16)%
Operating earnings as a percentage of sales
2019	34%	23%	21%
2018	35%	22%	24%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	10%	0%	(1)%	9%
EMEA	3%	0%	(7)%	(4)%
Asia Pacific	(14)%	0%	(4)%	(18)%
Consolidated	0%	0%	(3)%	(3)%

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Industrial segment constant-currency sales growth in the Americas and EMEA was offset by a decrease in Asia Pacific, where 2018 included large system sales that did not repeat in 2019. Currency translation drove a decrease in operating margin as a percentage of sales. Gross margin and operating expenses were flat at consistent currency translation rates.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	12%	0%	(1)%	11%
EMEA	9%	1%	(5)%	5%
Asia Pacific	6%	0%	(4)%	2%
Consolidated	10%	0%	(1)%	9%

The Process segment had strong sales growth in all product applications. Gross margin rates were consistent with the comparable period last year at constant currency translation rates. Operating margin rates for this segment improved by 1 percentage point, driven by higher sales volume and expense leverage.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(2)%	0%	0%	(2)%
EMEA	5%	0%	(7)%	(2)%
Asia Pacific	9%	0%	(5)%	4%
Consolidated	0%	0%	(2)%	(2)%

Contractor segment sales decreased by 2 percent (but were flat at consistent translation rates) against tough comparisons from 2018 (up 15 percent over 2017). Segment sales in 2019 were lower than planned as new products scheduled for launch early in the first quarter were released for sale late in the quarter. At consistent currency translation rates, segment gross margin rate decreased 2 percentage points due to lower factory volume, higher factory spending, higher material costs and unfavorable channel mix. The segment limited operating expenses to an increase of 1 percent.

Outlook

“The Company continues to target mid single-digit organic sales growth on a constant currency basis, and growth in all reportable segments and regions for the full-year 2019,” said McHale.

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Financial Results Adjusted for Comparability

Excess tax benefits related to stock option exercises in 2019 and 2018, and additional benefit from tax planning activities in 2019 reduced income taxes. Excluding the impacts of those items presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 29, 2019	Mar 30, 2018
Earnings before income taxes	$100.7	$107.4

Income taxes, as reported	$14.0	$21.9
Excess tax benefit from option exercises	5.1	1.4
Other non-recurring tax benefit	1.5	—
Income taxes, adjusted	$20.6	$23.3

Effective income tax rate
As reported	13.9%	20.4%
Adjusted	20.5%	21.7%

Net Earnings, as reported	$86.7	$85.5
Excess tax benefit from option exercises	(5.1)	(1.4)
Other non-recurring tax benefit	(1.5)	—
Net Earnings, adjusted	$80.1	$84.1

Weighted Average Diluted Shares	170.9	175.6
Diluted Earnings per Share
As reported	$0.51	$0.49
Adjusted	$0.47	$0.48

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2018 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

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Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; economic conditions in the United States and other major world economies; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; and variations in activity in the construction, automotive, mining and oil and natural gas industries. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2018 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 25, 2019, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, April 25, 2019, by dialing 888-203-1112, Conference ID #3050476, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through 2 p.m. ET Monday, April 29, 2019.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 29, 2019	Mar 30, 2018
Net Sales	$404,870	$406,348
Cost of products sold	188,828	183,927
Gross Profit	216,042	222,421
Product development	16,569	15,289
Selling, marketing and distribution	60,817	62,522
General and administrative	34,129	32,914
Operating Earnings	104,527	111,696
Interest expense	3,535	3,233
Other expense, net	269	1,035
Earnings Before Income Taxes	100,723	107,428
Income taxes	13,974	21,918
Net Earnings	$86,749	$85,510
Net Earnings (Loss) per Common Share
Basic	$0.52	$0.51
Diluted	$0.51	$0.49
Weighted Average Number of Shares
Basic	165,616	169,073
Diluted	170,859	175,649

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 29, 2019	Mar 30, 2018
Net Sales
Industrial	$189,100	$195,196
Process	86,894	80,035
Contractor	128,876	131,117
Total	$404,870	$406,348
Operating Earnings
Industrial	$65,203	$69,125
Process	20,014	17,702
Contractor	26,539	31,411
Unallocated corporate (expense)	(7,229)	(6,542)
Total	$104,527	$111,696
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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